Robert D. Sadler
Senior Vice President-Chief Financial Officer

February 6, 2007

FILED VIA EDGAR (CORRESP)
Securities and Exchange Commission
Washington, DC 20549-0405

Re:	Bristol West Holdings, Inc. (SEC File Number 001-31984) Form 10-K for the year ended December 31, 2005, filed March 14, 2006

Ladies and Gentlemen:

We received a letter dated June 29, 2006 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2005 (the “Fiscal 2005 Form 10-K”) of Bristol West Holdings, Inc. (“Bristol West”).  The numbered paragraphs to which we refer in this letter correspond to the numbered paragraphs in the Comment Letter.

On August 31, 2006, Bristol West filed with the Commission via EDGAR a written response to the Comment Letter (the “Response Letter”).  On October 19, 2006, we spoke with Joseph Roesler and Dana Hartz of the Staff regarding certain questions and comments that they had with respect to certain aspects of Bristol West’s response to Comment 2 in the Response Letter (the “Conference Call”).  On November 21, 2006 Bristol West filed with the Commission via EDGAR a written response that contained Bristol West’s response to the Staff’s recommendations during the Conference Call (the “Second Response Letter”).  Based on the Conference Call and subsequent communications with Ms. Hartz, it is our understanding that no further response is necessary for Comment 1 or for Comment 2a, 2b, or 2c.  On October 19, 2006, Richard Probert, our Securities and Corporate Attorney, again spoke with Dana Hartz of the Staff regarding the following supplemental Staff comments to Comment 2.d. in the Second Response Letter (the “Supplemental Comments”):

Supplemental Comments

We note your proposed expanded disclosure discussing your inability to provide a sensitivity analysis showing potential variability in loss reserves resulting from changes in key assumptions that affect management’s estimates of loss reserves.  Please specifically discuss any system limitations that prevent you from disclosing this information.  Please also discuss why your business is different than other companies which are able to disclose sensitivity analyses depicting reasonably likely changes in key assumptions for each major line of business and what additional risks are associated with your inability to disclose the reasonably likely changes in your key assumptions.

This letter contains Bristol West’s response to the Supplemental Comments.

Securities and Exchange Commission
February 6, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Estimation of Unpaid Losses and Loss Adjustment Expenses, page 33

Comment 2.d.

2.

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.  We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s process for establishing the estimate 2) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity.  Please keep this objective in mind in providing us your responses to comments listed below.  Please also consider providing any additional information, in disclosure type format, to achieve this objective.

d.

We note that you provide a sensitivity analysis around your aggregated gross unpaid loss and loss adjustment expenses.  We believe a beneficial analysis shows the potential variability in loss reserves resulting from changes in key assumptions that affect management’s estimates of loss reserves.  In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity.  Explain why management believes the scenarios quantified are reasonably likely.

Revised Response to Comment 2.d.

The Commission’s interpretive guidance set forth in Release No. 33-8350 addresses the requirements for disclosure in this area:

“Since critical accounting policies are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and that would have a material effect.  Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.”

In Release No. 33-8350, the Commission also encouraged issuers to consider enhanced discussion and analysis of critical accounting estimates and assumptions that, among other things, “supplements, but does not duplicate, the description of accounting policies in the notes to financial statements” while at the same time avoiding disclosure that is unnecessarily lengthy, difficult to understand and confusing.

Securities and Exchange Commission
February 6, 2007

We plan to include in future filings with the Commission, after we complete the process of responding to the Staff’s comments in the Comment Letter and any subsequent related correspondence and for so long as it continues to be appropriate to do so, enhanced critical accounting policies disclosure regarding loss and loss and loss adjustment expense (“LAE”) reserves that includes enhanced sensitivity analysis substantially similar to the disclosure set forth below.  We will pay particular attention to the applicable disclosure requirements, including Release No. 33-8350, and the Staff’s comments when we prepare any critical accounting policies disclosure to be included in future filings with the Commission.

Set forth below is an enhanced sensitivity analysis of our loss and LAE reserves:

     Volatility of Loss and LAE Reserve Estimates and Sensitivity Analysis

Quarterly, for each financial reporting date, we record our best estimate, which is a point estimate, of our overall loss and loss adjustment expense (“LAE”) reserve for both current and prior accident years.  Since the underlying processes require the use of estimates and professional actuarial judgment, establishing loss and LAE reserves is an inherently uncertain process.  As our experience develops and new information becomes known, our quarterly reserving process may produce revisions to our previously reported loss and LAE reserves, which we refer to as “development,” and such changes may be material.  We recognize favorable development when we decrease our previously reported loss and LAE reserves, which results in an increase in net income in the period recognized.  We recognize adverse development when we increase our previously reported loss and LAE reserves, which results in a decrease in net income in the period recognized.  Accordingly, while we record our best estimate, our loss and LAE reserves are subject to potential variability.

In order to provide an indication of the potential variability of our loss and LAE reserves, we have considered various alternatives for disclosing the effect that reasonably likely changes in the key assumptions underlying our loss and LAE reserves may have on our net income.  Sensitivity analysis based on an evaluation of historical changes in key assumptions underlying loss and LAE reserves can provide an indication of the potential variability of the reserves.  However, as we discuss in more detail below, we made the following conclusions:

•

It would not be meaningful for us to provide an indication of the potential variability of our aggregate loss and LAE reserves by disclosing separate sensitivity analyses of the reasonably likely changes in the key assumptions underlying each significant point estimate in each data subset that we aggregate to develop our best estimate of the aggregate reserves.  See the discussion below under the heading “Data Subset Analysis.”

•

It would not be cost effective for us to produce meaningful sensitivity analyses of the reasonably likely changes in the key assumptions underlying our aggregate loss and LAE reserves based on aggregated independent data relating to each such key assumption underlying each point estimate in each data subset.  See the discussion below under the heading “Aggregated Company Data Analysis.”

We concluded that the only meaningful alternative for such sensitivity analysis that is available to management on a cost effective basis is a sensitivity analysis of potential variability in our loss and LAE reserves based on an evaluation of our historical loss and LAE reserve development.  We describe this sensitivity analysis below under the heading “Loss and LAE Development Analysis.”

Securities and Exchange Commission
February 6, 2007

Data Subset Analysis.  We concluded that it would not be meaningful for us to provide an indication of the potential variability of our aggregate loss and LAE reserves by disclosing separate sensitivity analyses indicating the potential variability of each significant point estimate in each data subset based on an evaluation of historical changes in the underlying key assumptions for each such point estimate.

We employ various statistical processes to estimate our loss and LAE reserves.  Our actuarial staff performs quarterly analyses on over 150 unique, homogenous data subsets to produce estimates of the aggregate unpaid losses and LAE.  We analyze the data separately (1) for each of the 22 states in which we write business, (2) for each type of coverage group written, (3) by the program in which the business is written and (4) by accident quarter.  We apply one or more detailed actuarial estimation methodologies with respect to each of these data subsets to establish separate point estimates for IBNR losses, for adjusting and other expenses (which we refer to as “A&O”) and for defense and cost containment expenses (which we refer to as “DCC”).  We make individualized key assumptions with respect to each separate point estimate.  We then aggregate all of the separate point estimates to develop our best estimate of our overall loss and LAE reserves.  [We would include here a cross reference to detailed loss and LAE development analysis included elsewhere in the applicable periodic report.]

While the data is available in our information technology (which we refer to as “IT”) systems to prepare such analyses, we determined that disclosing sensitivity analyses for each significant point estimate in all data subsets to provide an indication of the potential variability of our aggregate loss and LAE reserves would be unreasonably lengthy and complex and, therefore, unhelpful to investors.

Aggregated Company Data Analysis.  We also concluded that it would not be cost effective for us to produce statistically credible sensitivity analyses of the reasonably likely changes in the key assumptions underlying our aggregate loss and LAE reserves based on macro level evaluation of historical changes reflected in aggregated data from each independent data subset.  While significant raw data is available in our IT systems to perform such sensitivity analyses, it would be necessary for us to conduct extensive stochastic analysis of this data to produce a statistically credible indication of the potential variability of our aggregate loss and LAE reserves and the resulting impact on our results of operation, financial condition or liquidity.  We do not make macro determinations about the key assumptions underlying our aggregate loss and LAE reserves, for purposes of managing our business or otherwise.  Our estimates indicate that the incremental costs we would incur to construct a stochastic model and annually produce such sensitivity analyses would materially outweigh the benefits that our business (and, as a result, our stockholders) would derive from such analyses.

The mix of our loss and LAE reserves changes constantly by state, program, coverage group, and accident quarter.  Further, aggregated data relating to any of our key assumptions is not homogeneous.  As noted elsewhere in this report, the key assumptions that materially affect our estimate of the reserve for loss and LAE are that there is consistency or a discernable trend in each of the following six categories:

Securities and Exchange Commission
February 6, 2007

•	the historical information used to prepare loss development factors
•	the historical information used to prepare loss ratios
•	the rate at which claims are settled
•	the ratio of loss and DCC to earned premium over time
•	the historical information regarding claim frequency
•	the historical information regarding loss severity

In addition, our key assumptions are based on underlying assumptions regarding numerous internal and external factors, which often vary for different states, coverage groups, programs, and accident periods and for different actuarial estimation methodologies.  Internal factors include, but are not limited to, changes in product mix, changes in claims handling practices, underwriting standards and rules, and loss cost trends.  External factors include, but are not limited to, claim severity, claim frequency, historical claims, claims settlement patterns, the rate of inflation, legislative activities, regulatory changes, judicial changes, and litigation trends.

We do not currently perform macro analyses of the independent, disaggregated data in each data subset simply by aggregating such data either when we establish loss and LAE reserves or when we establish premium levels or structures in any of the states in which we write business.  As described above, our actuarial staff performs individualized quarterly analyses on over 150 unique, homogenous data subsets, establishes separate point estimates for IBNR losses, A&O and DCC with respect to each data subset, and makes individualized key assumptions with respect to each such point estimate. Our actuarial staff does not use actuarial models to quantify at a macro level the impact of reasonably likely changes in one or more of the key assumptions underlying our aggregate loss and LAE reserves or to evaluate at a macro level correlations among the data in each data subset or among the key assumptions underlying the separate point estimates we establish for each data subset.

We estimate that we would incur material costs to perform the macro analyses of the data in each data subset that would be necessary for us to produce a statistically credible indication of the potential variability of our aggregate loss and LAE reserves.  Our loss reserving methodology does not currently include a stochastic model that would produce statistically credible sensitivity analyses of reasonably likely changes in one or more of the key assumptions underlying our aggregate loss and LAE reserves.  We are also not aware of any generally accepted actuarial practices or procedures for performing such macro analyses with respect to independent, disaggregated data.  Accordingly, in order to prepare such macro analyses of the relevant data, we would need to take the following actions:

•	develop the requirements for and construct a stochastic model;
•	enhance our IT systems to house such a model and import into the model relevant data regarding each data subset that we currently collect in Excel spreadsheets;
•

determine the supplemental data that would be necessary to fully address the consistencies and trends on which our key assumptions and related underlying assumptions are based and to acquire and input such supplemental data;

•	expand the computing power of our IT systems to support the operation of such a stochastic model;
•	evaluate the data output by the stochastic model; and
•	engage the necessary outside consultants to perform such functions and support the model because we do not employ the personnel necessary to perform these functions.

Securities and Exchange Commission
February 6, 2007

Any such stochastic model would need to determine, for each of over 150 data subsets covering different states, coverage groups, programs, and accident quarters, all probable changes in each of our key assumptions as well as in certain assumptions underlying the key assumptions.  The model would then need to assign a reasonable probability to each outcome.  After the model determined the probable outcomes and assigned probabilities to various assumptions in each data subset, it would need to estimate the impact of each of the various outcomes by performing simulations that utilize Monte Carlo computational algorithms.  Monte Carlo simulations provide approximate solutions to mathematical problems by performing complex statistical sampling experiments on a computer.  A Monte Carlo analysis of the relevant data would likely require hundreds of thousands, if not millions, of iterations.  Monte Carlo algorithms can be expensive to construct and use, particularly if each simulation is to be performed relatively quickly.  Also, the individuals with the specific expertise necessary to construct a stochastic model based on Monte Carlo simulations would be expensive to engage.

In order to determine the impact of each individual key assumption underlying each of the point estimates that comprise our aggregate loss and LAE reserve estimates, we would need to perform a Monte Carlo simulation for each such assumption with respect to all data subsets simultaneously.  The impact of our key assumptions is not limited to individual states, coverage groups, programs, or accident quarters.  We utilize our key assumptions independently with respect to each separate data subset companywide.

Further, we would need to make changes to the structure of our IT systems in order to be able to use a stochastic model to perform such macro analyses.  The structure of our IT systems limits our ability to implement a stochastic model that performs such simultaneous simulations.  Such a model would require an inordinate amount of time to perform the required iterations, given the recalculation time of our loss reserve spreadsheets.  In addition, macro analysis of the impact of any key assumption would require the reserve spreadsheets for all related data subsets to be open simultaneously, which is currently impossible based on the size of the spreadsheets and the structure of our IT systems.

Any such model also would need to import data from our IT systems.  We perform the majority of our reserve calculations in Excel spreadsheets that are not included in our loss reserve databases.  These spreadsheets import data from our databases, perform the necessary reserve calculations, and then export the appropriate results to our databases.  Much of the data that would be required to populate the stochastic model is contained in these spreadsheets.  Accordingly, we would need to upgrade our IT systems to export this additional data from our loss reserve spreadsheets and databases into the model.

Any data to be imported into such a stochastic model would need to include all of the data from our databases and spreadsheets that address the consistencies and trends on which our key assumptions are based.  We also expect that the data imported into any such model would need to include additional data related to certain of the assumptions underlying our key assumptions to further support the consistencies and trends on which our key assumptions are based.  It would be necessary for us to acquire or independently collect such additional data.

Securities and Exchange Commission
February 6, 2007

We estimate that the costs we would incur to take these necessary actions to construct a stochastic model and annually perform such macro sensitivity analyses would be material.  From a cost-benefit perspective, we cannot justify these incremental costs.  We do not currently anticipate that such a model or such sensitivity analyses would provide any significant benefits to our actuarial staff in estimating loss and LAE reserves or to our product staff in establishing premium levels or structures in any of the states in which we write business.  Accordingly, we determined that such incremental costs would materially outweigh any such benefits that our business (and, as a result, our stockholders) would derive from such analyses.

Loss and LAE Development Analysis.  We determined that our historical loss and LAE reserve development provides the most reasonable indication of the potential variability associated with our reserves.  Accordingly, we have included below a sensitivity analysis of our loss and LAE reserve estimates based on our historical reserve development.  There can be no assurance that actual future loss and LAE development variability will be consistent with any potential variation indicated by our historical loss and LAE development experience.  Management does not currently use such an analysis in establishing loss and LAE reserves.

Based on the historical loss and LAE reserve development recorded in our financial statements over the ten and two year periods reflected below, our loss and LAE reserves at December 31, 2006, gross of all reinsurance except for loss and LAE ceded to MCCA (as defined below), could ultimately vary from the loss and LAE reserves at December 31, 2005, gross of all reinsurance except for loss and LAE ceded to MCCA, as follows:

Period of Development Experience	Loss and LAE Reserves at 12.31.2005 (1)	Potential Variability of Loss and LAE reserves		Potential Impact on Net Income (2)

		Adverse Development	Favorable Development	Decrease	Increase

	(dollars in millions)			(dollars in millions)
12.31.1995 – 12.31.2005 (3)	$209.1	(52.1)%	6.0%	$(69.7)	$8.0
12.31.2003 – 12.31.2005 (4)	$209.1	(4.4)%	0.2%	$(5.9)	$0.3

(1)

We purchased voluntary reinsurance with respect to all of the periods reflected in this column.  All of the material reinsurance agreements to which we have been a party have been terminated and settled, and the reinsurers have been released from all future liabilities under the agreements.  We have not purchased any voluntary reinsurance for 2006.  However, we continue to cede premium to the Michigan Catastrophic Claims Association (“MCCA”), a mandatory facility that provides excess of loss coverage for personal injury protection in Michigan.  Accordingly, we have presented the information gross of all reinsurance except for loss and LAE ceded to MCCA.

(2)	Assuming a marginal tax rate of 36% for 2006.

Securities and Exchange Commission
February 6, 2007

(3)

[We would include here a cross reference to detailed loss and LAE development analysis included elsewhere in the applicable periodic report.] We believe that the historical loss and LAE experience for this period may not provide the most appropriate illustration of future loss and LAE experience because of disproportionately high adverse development in certain years, particularly 2000 and 2001.  The adverse development in our reserves for losses and LAE for 1999 (18%), 2000 (52%), 2001 (38%) and 2002 (21%) is due to a number of factors.  Our reorganization of our claims department in 2000 resulted in an unanticipated increase in the average cost per closed claim and the number of claims primarily in California and Florida in 2000, 2001 and 2002.  In addition, rate reductions in California between June 1998 and July 1999 and a poorly structured and priced product in Texas that we began offering in the first quarter of 1999 and discontinued in August 2002 also led to unfavorable development in reserves for unpaid losses and LAE.

(4)

[We would include here a cross reference to detailed loss and LAE development analysis included elsewhere in the applicable periodic report.] Because of changes we made in our actuarial department and to our systems and processes starting in 2003, we believe that the historical loss and LAE development experience for this period may provide a more appropriate illustration of potential loss and LAE development variability.  However, the statistical sample is significantly smaller.  In April 2003, with respect to each of the key assumptions underlying our loss and LAE reserve estimates, our actuarial staff started tracking the emergence of loss and LAE data by state, program, coverage group and accident quarter on a daily basis.  They analyze this data using a browser-based reporting tool that compares the actual emergence of losses and LAE relative to the expected emergence over time.  We use detailed mathematical models, which we continuously refine, to reduce the variability of our estimates of loss and LAE reserves.  In August 2003, we deployed an Oracle-based data warehouse, which improves our actuarial staff’s ability to evaluate loss and LAE emergence relative to our expectations regarding loss and LAE reserves for the prior quarter.  Our actuarial staff revises, as appropriate, the assumptions that they use to develop loss and LAE reserve estimates for the current quarter based upon actual loss and LAE emergence relative to our expectations as reflected in the reserve estimate for the prior quarter.

It is important to note that the potential variability reflected in the sensitivity analysis above depicts our historical experience and is not intended to represent a worst-case scenario. Therefore, it is possible that actual future variation may be more than amounts reflected above.  Further, the potential variability reflected above does not constitute a statistical range of actuarially determined probable outcomes, nor does it constitute a range of all possible outcomes.  The historical analysis reflected above is provided without consideration for any correlation among any of the key assumptions underlying loss and LAE reserve estimates or any correlation among the individual data subsets we evaluate to establish such reserves.  The potential variability reflected above is based solely on our historical loss and LAE reserve development experience over the periods discussed and may not be indicative of actual future variability due to a number of internal and external factors that impact key assumptions underlying loss and LAE reserve estimates with respect to each data subset.  There can be no assurance that changes in these factors and assumptions will not have a material impact on our loss and LAE reserves.  The impact of changes in these factors is difficult to quantify and predict.  Accordingly, our actuarial staff must exercise considerable professional judgment in making their actuarial determinations in light of these factors.

Securities and Exchange Commission
February 6, 2007

Associated Risk Factors.  As noted above under the heading entitled “Item 1A. - Risk Factors - Our losses and loss adjustment expenses may exceed our loss and loss adjustment expense reserves, which could adversely impact our results of operation, financial condition and cash flows,” our loss and LAE reserves represent our best estimate of the amounts that we will ultimately pay on claims and the related costs of adjusting those claims as of the date of our financial statements.  We rely heavily on our historical loss and LAE experience in determining these reserves.  The historic development of these reserves may not necessarily reflect future trends in the development of these amounts.  In addition, internal and external factors, such as inflation, claims settlement patterns and legislative activities and litigation trends, may also affect these reserves.  As a result of these and other risks and uncertainties, ultimate losses and LAE may deviate, perhaps substantially, from our estimates included in the loss and LAE reserves in our financial statements.  If actual losses and LAE exceed our expectations, our net income and our capital would decrease.  Actual paid losses and LAE may be in excess of the reserve estimates reflected in our financial statements.

Management does not prepare or use, and we do not provide to investors, any statistically credible sensitivity analysis indicating the potential variability of our loss and LAE reserves based on an evaluation of historical changes in the key assumptions that materially affect our estimate of these reserves.  As we explain above under the headings entitled “Data Subset Analysis” and “Aggregated Company Data Analysis,” we do not prepare or use such analyses primarily because our cost-benefit analysis indicates that the incremental costs required for us to produce such analyses would materially outweigh the benefits that our business (and, as a result, our stockholders) would derive from such analyses.  Accordingly, investors may not have available to them with respect to Bristol West the same tools that other companies provide to do any of the following:

•	to anticipate reasonably likely changes in the key assumptions that materially affect estimates of reserves for loss and LAE;
•	to estimate the risk of adverse or favorable development in such reserves; or
•	to estimate changes in results of operation, financial condition or liquidity that are reasonably likely to result from adverse or favorable development in such reserves.

Based on information generally available to the public, we are aware that other insurance companies provide indications of the potential variability of the aggregate loss and LAE reserves for one or more lines of business by disclosing sensitivity analyses based on aggregated data related to each such line of business.  However, we are unable to ascertain from this information the complete analysis supporting the decisions by such companies to perform such sensitivity analyses.  One possible scenario that may explain how such companies are able to perform such sensitivity analyses is that some of these companies are sufficiently large to benefit from economies of scale that we do not currently experience which, as a result, causes their cost-benefit analyses to differ from ours.  These businesses may be sufficiently large that the fixed costs necessary to construct and operate such a stochastic model may not be material.  These companies also may have the ability to utilize a stochastic model across multiple lines of business, thus increasing the potential benefits of building and operating such a model.  Another possible scenario is that some of these companies estimate their loss and LAE reserves based on aggregated data. It would be unnecessary for these companies to use a stochastic model to evaluate data from a single data subset.

*          *          *          *

Securities and Exchange Commission
February 6, 2007

As requested, Bristol West acknowledges that:

•	Bristol West is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Bristol West may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 954-316-5160 at your earliest convenience to discuss any further comments or to indicate that the cumulative responses set forth in this letter, in the Second Response Letter, and in the Response Letter are satisfactory to the Staff.  Additionally, we respectfully request that the Staff expedite its review of this filing.

Sincerely,

/s/ Robert D. Sadler

Robert D. Sadler
Senior Vice President-Chief Financial Officer
Bristol West Holdings, Inc.

cc:	Jim B. Rosenberg
Dana Hartz
Joseph Roesler